

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 12, 2009

Mr. John J. Stuart, Jr.
Chief Financial Officer
Irvine Sensors Corporation
3001 Red Hill Avenue
Costa Mesa, CA 92626

      RE: **Irvine Sensors Corporation**
            Form 10-K for the fiscal year ended September 28, 2008
            Filed January 12, 2009
            File No. 1-08402
            Form 10-Q for the quarterly period ended December 28, 2008
            Filed February 17, 2009

Dear Mr. Stuart:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Angela J. Crane
                              Accounting Branch Chief